Signet Group plc

Annual Review and
Summary Financial Statement
Year ended 28 January 2006

The world’s largest speciality retail jeweller

The world’s largest speciality retail jeweler

The Group’s medium term objectives are to maintain leading performance standards in its sector of the jewellery market on both sides of the Atlantic, to increase store productivity, new store space in the US, and to maintain a strong balance sheet while funding the needs of the business and dividend payments.

USA – No. 1 speciality jeweller

No.1 speciality jewellery brand 781 stores	No.1 off-mall destination jeweller 110 stores

Cautionary statement regarding forward-looking statements
The Company desires to take advantage of the “safe harbor” provisions of the
United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review and Summary Financial Statement. See page 36.

Group

Sales

Kay

40%

Jared

17%

Regionals

16%

H.Samuel

15%

Ernest

Jones

12%

£

167.1

m

£

49.1

m

£3

2

8

.9

m

£

64

8

.6

m

*Excluding Group central costs of £8.0m

*Excluding net debt of £98.6m

Operating

Profit*

Net

Assets*

USA

UK

USA

UK

USA

UK

UK – No. 1 speciality jeweller

No.1 speciality jewellery brand 386 stores	No.1 upper middle market jeweller 207 stores

Contents

2	2005/06 Group performance
2	Chairman’s statement
4	Group Chief Executive’s review
6	US operating review
10	Kay
11	Jared
12	UK operating review
14	H.Samuel

15	Ernest Jones
16	Summary financial review
18	Summary financial statement
18	Summary directors’ report
19	Statement of the Independent Auditor
20	Summary consolidated income statement
20	Summary consolidated balance sheet
21	Summary consolidated cash flow statement

21	Segment information
22	Adoption of IFRS
23	Summary reconciliation of IFRS to US GAAP
25	Summary directors’ remuneration report
32	Impact of constant exchange rates
33	Five year financial summary
34	Shareholder information

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	1

Chairman’s statement

Planned $1 billion
investment in new
store space

Group results
In the 52 weeks to 28 January 2006 total sales rose by 8.5% to £1,752.3 million (2004/05: £1,615.5 million). Like for like sales advanced by 2.4%, a strong US performance more than compensating for a significant fall in the UK. Profit before tax was £200.4 million (2004/05: £203.9 million). The tax rate was 34.7% (2004/05: 33.9%). Earnings per share were 7.5p (2004/05: 7.8p). See page 32 for the impact of exchange rate movements.

The US division again significantly outperformed its main competition and has now become the largest US speciality jewellery retailer by sales. Total dollar sales increased by 12.1%, with like for like sales up 7.1%. Like for like sales in the first half rose by 7.9% followed by a solid performance in the second half when they rose by 6.4%.

The UK experienced the sharpest deterioration in retail trading conditions for 14 years. Consequently the division’s annual like for like sales fell by 8.2%, a performance believed to be at least in line with that of the UK jewellery sector.

The Group had a net cash outflow of £4.8 million (2004/05: £10.0 million) after investing £136.7 million in fixed and working capital during the year (2004/05: £152.1 million). The balance sheet remains strong and gearing (net debt to shareholders’ funds) at 28 January 2006 was 11.2% (29 January 2005: 10.8%). The store refurbishment programme in the UK continued at a similar level to that in 2004/05. In the US, new store space grew by 9% (2004/05: 8%) and will increase further over the next five years given a planned investment programme of $1 billion.

2005/06 Group performance

¿	Like for like sales:		up 2.4%

¿	Sales:	£1,752.3 m	up 8.5%

¿	Operating profit:	£208.2 m	down 2.0%

¿	Profit before tax:	£200.4 m	down 1.7%

¿	Earnings per share:	7.5p	down 3.8%

¿	Dividend per share:	3.3p	up 10.0%

¿	Return on capital employed:	22.4%	down from 26.3%

¿	Gearing:	11.2%	up from 10.8%

2	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

Dividend
The Board is pleased to recommend a 10.0% increase in the final dividend to 2.8875p per share (2004/05: 2.625p), the total for the year being 3.3p per share (2004/05: 3.0p). Dividend cover is 2.3 times (2004/05: 2.6 times).
Distribution policy is regularly reviewed taking into account earnings, cash flow, gearing and the needs of the business.

Board changes
Following the announcement made at this time last year, I now confirm that I will retire from the Board at the end of the 2006 annual general meeting. I have held the position of Chairman since 1992. At that time the Group was in a perilous state but much has changed since then and today Signet has a market capitalisation approaching £2 billion. I will stand down knowing that the business is in good hands and I would like to thank Board colleagues, executives and staff for their contribution and support during my tenure in office.

Subject to shareholders electing Malcolm Williamson as a director at the annual general meeting in 2006, the Board has appointed him as Chairman with effect from the conclusion of that annual general meeting. Mr. Williamson is a senior international businessman with significant chairmanship experience and has been a non-executive director of the Group since November 2005.

Mark Light was appointed Chief Executive of the US division in January 2006. He was also appointed an executive director of Signet Group plc at that time. Mr. Light joined the Group in 1978 and had been President and Chief Operating Officer of the US business since 2002.

Current trading
In the year to date, US like for like sales have increased at a similar rate to that achieved in the year to 28 January 2006. The gross margin eased reflecting the expansion of Jared, product mix changes and higher commodity costs.

In the UK, the like for like sales decline during the nine week period reduced to low single digits. Valentine’s Day promotions and a stronger performance by the insurance replacement business resulted in some reduction in gross margin.

James McAdam
Chairman 5 April 2006

Earnings per share (p)

01/0

2

(1

)

05/0

6

04/0

5

03/0

4

02/0

3

8

6

4

2

0

D

i

vidend

per

share

(p)

01/0

2

05/0

6

04/0

5

03/0

4

02/0

3

3.0

2.0

1.0

0

(1)

53 week year.

Profit

before

tax

(£m)

5

y

ear

c.a.g.r. of 6.5%

05/0

6

04/0

5

03/0

4

02/0

3

200

150

100

50

0

01/0

2

(1

)

Return

on

capital

empl

o

y

ed

(“ROCE”)(%)

05/0

6

04/0

5

03/0

4

02/0

3

25

20

15

10

5

0

01/0

2

(1

)

Group

like

for

like

sales gr

o

wth

(%)

01/0

2

05/0

6

04/0

5

03/0

4

02/0

3

5

4

3

2

1

0

Group

operating

profit

(£m)

01/0

2

(1

)

05/0

6

04/0

5

03/0

4

02/0

3

200

150

100

50

0

5 year c.a.g.r. of 4.9%

5 year c.a.g.r. of 4.1%

5 year c.a.g.r. of 5.6%

5 year c.a.g.r. of 15.2%

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	3

Group Chief Executive’s review

Signet now largest speciality jeweller
in both US and UK

Group

Group operating profit was £208.2 million (2004/05: £212.5 million). The operating margin was 11.9% (2004/05: 13.2%) and ROCE 22.4% (2004/05: 26.3%). The declines being primarily due to difficult trading conditions in the UK.

The Group’s medium term objectives are to maintain leading performance standards on both sides of the Atlantic, to increase new store space in the US and to maintain a strong balance sheet whilst funding expansion of space in the US and dividend payments.

US division

During the year the division became the largest speciality retail jeweller in the US with an 8.2% market share. Kay substantially strengthened its position as the leading speciality jewellery brand and Jared is now also among the top-five brands in the sector. Operating profit rose by 17.3% to £167.1 million (2004/05: £142.4 million). At constant exchange rates the increase was 13.6% and the five year annual compound growth rate was 11.9%.

The division significantly outperformed the US retail sector with total dollar sales up by 12.1% and like for like sales rising by 7.1%. Jared’s like for like sales performance was particularly strong. Kay’s like for like sales increased broadly in line with the division as a whole, while those of the regional brands were slightly ahead of last year. Over the last five years the US division’s total dollar sales have grown at an annual compound rate of 9.7% and like for like sales by 4.7%. During the same period, the division’s share of the speciality jewellery market has risen from 5.8% to 8.2%. Consolidation in the speciality jewellery sector continues, providing significant opportunity to gain further market share.

New store space growth increased to 9% during 2005/06 (2004/05: 8%), compared with 6% in 2001/02. Compound growth in new store space over the last five years has been 7% per annum. The majority of the space increase was attributable to the expansion of Jared. The business also continued to invest in support services including increased capacity in the distribution centre, staff recruitment and training, and an expanded real estate department.

Over the next five years it is planned to invest $1 billion in fixed and working capital to grow new store space. This will

Maintaining our
competitive edge

Our strengths lie in our superior staff, processes and systems. These have been built up over time and developed within our disciplined but enthusiastic culture.

The strongest characteristics of that culture are a continuous drive to improve everything we do, a belief in excellence in execution and the thorough testing of initiatives before we roll them out.

Uncompromising
customer service

¿	Industry-leading training systems
¿	At least one trained diamontologist in every US store
¿	Over 1,700 UK store personnel qualified by National Association of Goldsmiths

4	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006 increase the number of stores in operation by over 40%. Over the longer term the US division has the potential to double store space within the three existing formats of Kay, Jared and the regional brands.

The division’s current strategy is to gain further profitable market share through like for like sales growth by focusing on proven competitive advantages and by increasing new store space by 8% – 10% per annum (a measured increase from the previous target of 7% – 9%). Where appropriate, acceleration of this growth through acquisitions will be considered. Increases in total sales will provide further leverage of the cost base and supply chain efficiencies. The US division is increasingly becoming the speciality jewellery retailer of choice for customers, employees, suppliers and real estate developers.

UK division
Against the background of a difficult retail environment, UK operating profit fell to £49.1 million (2004/05: £76.9 million including a restructuring charge of £1.7 million). The retail sector experienced the sharpest deterioration in trading conditions since 1991. Whilst like for like sales fell by 8.2% the division still achieved a healthy operating margin of 10.5%, ROCE of 26.6% and strong cash flow. The division’s strategy is to increase store productivity and operating margin by lifting the average transaction value, predominantly through higher diamond sales.

Notwithstanding the difficult environment, the average transaction value increased by 5% and diamonds now account for 29% (2004/05: 28%) of the division’s sales. During the last five years the average transaction values have increased by 34% in H.Samuel and by 37% in Ernest Jones. Diamond participation has risen from 17% to 21% and from 33% to 38% respectively.

The business has continued to focus on improving customer service, with concentration on staff training and motivation. The diamond selection was further improved, with the Leo and Forever Diamond ranges once more outperforming the division. Stores remodelled during the year achieved a superior sales performance sufficient to satisfy the Group’s investment criteria. Further trials of television advertising for both brands took place. In implementing these initiatives the division continued to draw on the US business’ best practice and experience. While the UK business has undergone significant changes in recent years there are still many opportunities for further improvement.

Terry Burman
Group Chief Executive
5 April 2006

Merchandising for
superior value

¿	Largest direct diamond sourcing capability in both the US and UK
¿	Each diamond is hand selected to ensure consistent quality
¿	The Leo Diamond® has become a prime example of successful branding in jewellery

Increasing brand
awareness

¿	Advertising and marketing spend is the largest among speciality retail jewellers in the US and UK
¿	Highly successful national television advertising in the US
¿	Developing TV advertising in the UK

High quality
real estate

¿	Sector-leading store portfolio
¿	Fastest US space growth in jewellery sector over the last five years
¿	Over 40% of UK sales from more customer-friendly store format

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	5

US operating review

Strategy: To gain further profitable market share through like for like sales growth and by increasing space by 8% –10% per annum.

US like for like sales growth (%)

US operating profit ($m)

01/02

5 year c.a.g.r. of 4.7%

05/06

04/05

03/04

02/03

8

4

6

2

0

01/02

(1)

03/04

02/03

200

150

100

300

250

50

0

04/05

05/06

5 year c.a.g.r. of 11.9%

(1) 53 week year

	2005/06	2004/05	Change reported	Change at constant exchange rates(1)	Like for like change

	£m	£m	%	%	%

Sales	1,282.7	1,107.8	+15.8	+12.1	+7.1
Operating profit	167.1	142.4	+17.3	+13.6
Operating margin	13.0%	12.9%
ROCE	22.4%	22.2%

(1)	See page 32 for reconciliation of impact of exchange rates.

The US business accounted for 73% of Group sales. Details of the US division’s performance are set out above.

Operating profit increased by 17.3% to £167.1 million (2004/05: £142.4 million). The operating margin was a little above that of last year, leverage of like for like sales growth offsetting the impact of additional immature space of 50 basis points as well as the adverse movement in gross margin of 50 basis points. The change in gross margin primarily reflected the growth of Jared and the increase in average transaction values as customers increasingly purchased larger and more expensive diamonds. Both of these factors were drivers of the like for like sales growth and are expected to continue in 2006/07. A range of supply chain initiatives and selective pricing changes largely counter-balanced commodity cost increases. The increase in the price of diamonds has moderated although the cost of fine gold continues to rise. Further pricing and supply chain initiatives are planned to mitigate the impact of commodity cost increases. The bad debt charge was 3.0% of total sales (2004/05: 2.8%). The proportion of sales through the in-house credit card was 51.1% (2004/05: 50.6%).

Store operations
In the jewellery sector, superior customer service and product knowledge are critical competitive advantages and during 2005/06 a system to measure customer satisfaction was introduced to help identify areas for improvement on a store-by-store basis. The proportion of qualified diamontologists, including those in training, increased to over 70% of full time sales staff. Recruitment practices were further improved and the programme to enhance jewellery repair procedures continued. A virtual diamond vault, offering consumers access via an in-store computer to a supplier’s inventory of loose diamonds, was rolled out to all Jared stores and selected mall stores.

Merchandising
Average unit selling prices in both mall stores and Jared increased by some 8% reflecting further positive response by the consumer to new, higher value, merchandising initiatives, as well as selective changes in retail prices due to increased commodity costs. The upper end of the diamond selection was further enhanced and the Leo Diamond range was again expanded. In Jared the luxury watch ranges continued to be extended. During the year an initiative to develop the capability to source rough diamonds was commenced with the objective of securing additional reliable and consistent supplies of diamonds.

Marketing
The annual gross marketing spend amounted to 6.7% of sales (2004/05: 6.6%) and dollar marketing expenditure increased by 12.7% reflecting the growth in sales. Kay’s consistent use of its highly effective “Every kiss begins with Kay” advertising campaign enabled it to gain further consumer awareness thereby benefiting its sales performance. It is intended to launch a new Kay website with an e-commerce capability during the second half of 2006. Regional brands continued to use radio advertising although television advertising was tested in one market over Christmas 2005. The test will be expanded to a further two markets in 2006/07. Local television advertising supported all Jared stores for the first time during the holiday period and it is now expected that Jared will have sufficient scale to move to national television advertising in the fourth quarter of 2007/08.

Investment
In 2005/06 fixed capital investment was $88.4 million (2004/05: $77.6 million) and this is planned to rise to over $100 million in 2006/07. Some $45 million of the fixed capital investment related to new store space in 2005/06, with an increase to about $55 million expected in 2006/07. The investment in working capital, that is inventory and receivables associated with space growth amounted to some $96 million in 2005/06 and is expected to increase to over $115 million in 2006/07.

6	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

A project to increase the capacity of the distribution centre commenced in 2005/06 and is on schedule to be completed in 2006/07. As part of this project a new central repair facility was opened, thereby increasing productivity.

Recent investment in the store portfolio is set out below:

	2005/06		2004/05		2003/04

New stores:
Mall stores	49		44		47
Off-mall stores(1)	14		10		10
Jared stores	18		14		12
Fixed capital investment	$45	m	$27	m	$25	m
Working capital investment	$96	m	$76	m	$60	m

New store investment	$141	m	$103	m	$85	m

Store refurbishments and relocations	57		76		61

Other store fixed capital investment	$28	m	$29	m	$20	m

Total store investment	$169	m	$132	m	$105	m

(1)	Includes three metropolitan stores

The change in store numbers by chain is shown in the following table:

	Total	Kay	Regional	Jared

1 February 2005	1,156	742	321	93
Openings	81	43	20	18
Closures(1)	(16)	(4)	(11)	(1)

28 January 2006	1,221	781	330	110

(1)	During the year one Kay and one Jared store temporarily closed as a result of hurricane and flood damage. The stores are expected to re-open in 2006/07.

Management believes that there is potential to almost double US selling space by continuing to focus on existing concepts. The planned change in store numbers during 2006/07 and the long term potential is set out in the table below:

	28 January 2006	Planned net openings 2006/07	Potential

Kay:
Mall	746	23-28	850+
Off-mall	31	20-25	c.500
Metropolitan	3	2	c.50
Outlet	1	5	50-100

	781	50-60	1,450+
Regionals	330	10-15	c.700
Jared	110	18-23	250+

Total	1,221	80-90	2,400+

US jewellery market
Total US jewellery sales, including watches and fashion jewellery, are estimated by the US Department of Commerce to have been $59 billion in 2005 (2004: $57 billion).

The US jewellery market has grown at a compound annual growth rate of 5.7% over the last 25 years. In 2005 the total jewellery market grew by about 3.8%. Signet has an approximate 3.9% share of the total US jewellery market. US diamond jewellery sales are believed to account for about 50% of worldwide diamond jewellery sales according to Rapaport Research. In the US market, diamond jewellery sales account for about 55% of total jewellery sales. In the last ten years the growth in diamond jewellery sales has been more than a third faster than that of the total jewellery market.

Speciality retailers accounted for about 48% – 49% of the total jewellery market over the last five years and 47.3% in 2005. The US division has an approximate 8.2% market share of the speciality sector.

Growth of US retail sales (%)

-

3

0

3

6

9

1

2

1

5

1

8

2005

2004

2003

2002

2001

2000

1999

1998

Electrical &
electronics

Furniture & household
equipment ex electricals

Clothing

Jewellery &
Watches

Signet US

Source: US Department of Commerce

In 2000 and 2001 Signet’s growth excludes the impact of Marks & Morgan acquisition.

The graph above shows that retail jewellery sales have risen at a compound annual growth rate of 4.8% from 1998 to 2005, outperformed other comparable sectors in the more buoyant late 1990s, under-performed in 2001 and has performed in line with the selected other non-food retail categories over the last four years. Over the eight year period Signet’s total US dollar sales rose at a compound annual growth rate of 10.9%.

Top: Bridal jewellery accounts for around 45% of US sales.

Middle: Diamond jewellery accounts for over 70% of US sales.

Bottom: There is an extensive luxury watch selection in every Jared store.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	7

US operating review (continued)

Management believes that major contributors to the relatively steady market growth include the bridal, fashion accessory and gift giving nature of the majority of US jewellery sales to the middle mass market.

The US retail jewellery industry is very competitive and highly fragmented. The broader total US retail jewellery market includes formats such as department stores, discount outlets, television home shopping, internet retailers and general merchandise, apparel and accessory stores. Management believes that the business also competes with non-jewellery retailers for consumers’ discretionary spending.

Management attributes the success of the US division to a range of competitive advantages in store operations and human resources, real estate, merchandising and marketing. These are reflected in above average sales per store and operating profit margin.

Signet’s US stores offer a selection of jewellery lines at popular price points with an emphasis on diamond jewellery, which accounts for some 71% of merchandise sales. In 2005/06 the average retail price of all merchandise sold was approximately $351 (2004/05: $320).

Kay
In 2005/06 Kay increased sales by 9.9% to $1,290.1 million (2004/05: $1,174.4 million) and at the year end there were 781 Kay stores. It is planned to increase Kay’s representation in malls by some 23-28 net new stores in 2006/07. In selected malls a superstore format, drawing on the experience of Jared and the recently launched metropolitan store concept, will be tested during 2006/07. The trial of Kay in open-air retail centres has proved successful and the rate of openings will be increased to 20-25 in 2006/07 (2005/06: 11). Three stores in metropolitan locations started trading in 2005/06 and two more sites are expected to be added in 2006/07. An opportunity to open Kay stores in outlet centres has also been identified and it is intended to test about five stores in this format in 2006/07. In total a net 50-60 additional Kay stores are planned for 2006/07 (2005/06: 39) and in the longer term there is the potential for over 1,450 stores.

Management believes that the expansion of Kay presents a potential opportunity to reach new customers currently aware of the brand but with no convenient access to a store, and gain further leverage from the marketing expenditure and the US division’s central overhead.

Regional chains
330 mall stores traded under strong regional brand names at 28 January 2006 with sales of $484.5 million (2004/05: $471.1 million). The regionally branded stores provide the potential to develop a second national mall brand of sufficient size to justify the cost of national television advertising. This would require about 550 stores which could be achieved

Customer confidence in the sales associate is a prime factor in deciding where the consumer shops. Therefore the US division requires all store managers to be qualified diamontologists and provides tools with which to educate the customer including fixed magnification in all stores: On-site repair shops also reinforce consumer confidence.

JB Robinson is the largest of the Group’s regional chains.

8	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006 strong brands in a
growing market

US jewellery and watch market (nominal) ($bn)

86

85

87

88

89

90

91

92

93

94

95

96

97

98

99

00

01

02

03

60

50

40

30

20

10

0

04

20 year c.a.g.r. of 5.7%

0

Source: US Department of Commerce

05

in the medium term by a mixture of store openings and acquisitions. It is planned that 10-15 net new stores will open in 2006/07 (2005/06: nine) and there is potential for some 700 regional stores under a single brand.

Jared
Jared sales were $534.2 million (2004/05: $415.0 million) and the portfolio of 110 stores is equivalent in space terms to about 450 mall stores. The Jared concept is the primary vehicle for US space growth and in 2005/06 the number of store openings increased to 18 (2004/05: 14). One store in New Orleans was closed due to hurricane and flood damage. The chain is immature with only 40% of stores having traded for five full years. Nonetheless Jared’s average store contribution rate is nearing that of the division as a whole. The 43 mature Jareds achieved, on average, sales of some $5.6 million in their fifth year of trading, above their target level. During 2006/07 it is intended to increase the number of Jared openings to 18-23 and opportunities for over 250 stores have been identified.

An important advantage of a destination store is that the potential customer visits the store with the intention of making a jewellery purchase, whereas in a mall there is a greater possibility of the intended spend being diverted to non-jewellery purchases.

A Jared store is about four times the size of the division’s typical mall store and its size permits significantly expanded product ranges and enhanced customer services.

In the first five years of trading a Jared store is projected to have a faster rate of like for like sales growth than that of a mall store during the same period. At the end of this period the projected operating margin is expected to have risen to a level comparable to that of a mall store at maturity, with a greater return on capital employed. At 28 January 2006 some 60% of the Jared stores had been open for less than five years. The average sales per Jared store opened for the whole of 2005/06 was $5.5 million (2004/05: $5.0 million).

Since the first Jared store opened in 1993, the concept has been continually evaluated, developed and refined. Management believes that in addition to the competitive advantages possessed by the division as a whole, Jared also benefits from leveraging the division’s established infrastructure, access to a pool of experienced store management, and availability of capital required to develop and grow the brand.

Some Jared stores are being opened to test new real estate selection criteria that may increase the potential number of sites suitable for a Jared store. These include opening Jared stores nearer to each other in established markets with above-average population density, entering smaller markets when national television advertising would make marketing support cost-effective and locating stores attached to the exterior of covered malls.
Consideration is also being given to entering major metropolitan markets in anticipation of the introduction of national television advertising during the 2007 holiday season.

Initiatives for 2006/07
In 2006/07 the focus will continue to be on improving the performance of existing stores by developing, testing and implementing initiatives to maintain the division’s competitive advantages. These include the continued development of e-training, enhanced customer service in jewellery repair services, a wider range of larger, higher priced diamonds, the further expansion of the luxury watch range in Jared and the building of a rough diamond sourcing capability. Television advertising will again be expanded for Kay and Jared, and the JB Robinson test is expected to include a further two markets. In addition, store space is planned to increase by 8% – 10%.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	9

US operating review (continued)

No. 1 speciality retail jeweller

¿	Sales of $1.3 billion from 781 stores

¿	Potential to nearly double the number of stores and further leverage the Kay brand

The opening of Kay stores in different retail centres, together with further mall store openings, gives the potential to nearly double the number of Kay stores, which together with like for like sales growth will further leverage Kay advertising expenditure and divisional overhead.

The Kay Manhattan store (above right) was voted Retail Store of the Year by Chain Store Age Magazine (hardline less than 5,000 square feet).

During 2005/06 Kay significantly enhanced its position as the number one brand by sales within the US speciality jewellery sector with dollar sales up by 10% and store numbers by 39. The “Every kiss begins with Kay” national television advertising campaign continued to improve brand recognition.

Over the last five years, Kay’s sales have increased by nearly 60% reflecting like for like sales growth and new store openings. There continues to be opportunities to grow like for like sales and there is potential to nearly double the number of Kay locations from 781 to over 1,450. Both will further leverage Kay advertising, benefiting established stores and future openings.

In covered malls there is the potential to add over 100 stores. During 2006/07 “super-stores” with increased selling space will be tested in prime covered malls. It is also planned to test Kay stores in outlet centres.

A three year trial of Kay in suburban open-air malls (pictured above, centre) has been successful during which time key consumer and site selection characteristics have been identified. A further 20-25 such stores are planned in 2006/07 and the potential for some 500 suitable locations has been identified.

In 2005/06 three Kay stores were opened in metropolitan locations with high population density and footfall such as in Manhattan (pictured above, right). Each store is about twice the size of a typical Kay mall store. It is anticipated that there is potential for approximately 50 metropolitan stores targeted at a customer aware of the brand but currently with no convenient access to a Kay store.

10	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

No. 1 off-mall destination retail jeweller

¿	Sales of $530 million from 110 stores

¿	Jared is a fast- growing format targeting an under-served customer

A typical Jared store has about 4,700 square feet of selling space, about four times the size of the division’s typical mall store, enabling significantly expanded product ranges and enhanced customer services. The average selling price is $697, more than twice that of a Kay store.

Jared is Signet’s fastest growing brand with 110 stores at the year end (equivalent to over 450 mall stores in space terms). It is the only national destination jewellery store in the US, and targets the traditional independent jewellery retail customer rather than the covered mall shopper. This customer is more mature, with a higher income than that of Signet’s US mall store customer. Signet believes this is an under-served sector at the upper end of the middle market where quality of customer service and product selection are critical.

The Jared concept was thoroughly tested in the mid 1990s. Roll-out commenced in 1999 and between 12 to 15 stores were opened in each of the next five years. 43 stores have now traded for five or more years and these locations have satisfied their investment criteria with sales per store reaching an average $5.6 million in the fifth full year of trading and a contribution rate similar to that of a mall store.

In 2005/06 the rate of store openings increased to 18 (2004/05: 14) requiring a fixed and working capital investment of some $70 million. It is planned to open 18-23 stores in 2006/07 with the potential for over 250 locations in the longer term.

The diamond department features a wide selection of jewellery as well as an extensive choice of superior quality loose stones offered in sizes from 1/5 carat to five carats. There is also an extensive range of settings and an on-site jewellery workshop to set the selected stone. Each Jared has a virtual diamond vault, linked to a vendor’s inventory, allowing an item selected by the customer to be delivered to a Jared store normally within 24 hours. Sales of the Leo Diamond continue to grow and its range offers a variety of designs and cuts complementing the selection of other branded diamond jewellery. The luxury watch boutique has proved successful and continues to be expanded with more premium watch agencies being added. Each store also has comprehensive gold and coloured stone departments. Other facilities offered are a private viewing room available for customers when required, complimentary refreshments and a children’s play area.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	11

UK operating review

Strategy: To increase store productivity and operating margin by lifting the average transaction value, predominantly through greater diamond sales.

01/02

5 year c.a.g.r. of 2.8%

05/06

04/05

03/04

02/03

9

6

3

0

-3

-6

-9

01/02

(1)

5 year c.a.g.r. of 0.8%
(1) 53 week year

05/06

04/05

03/04

02/03

80

60

40

20

0

01/02

05/06

04/05

03/04

02/03

30

25

20

15

10

5

0

Signet diamond sales, 5 year c.a.g.r. of 9.7%

UK like for like sales growth (%)

UK operating profit (£m)

UK Diamond participation (%)

					Like
					for like
	2005/06	2004/05		Change	change

	£m	£m		%	%

Sales
H.Samuel	256.2	281.1		(8.8)	(8.7)
Ernest Jones	208.5	221.1		(5.7)	(7.5)
Other	4.9	5.5		(10.9)

Total	469.6	507.7		(7.5)	(8.2)

Operating profit	49.1	76.9	(1)	(36.2)
Operating margin	10.5%	15.1%	(1)
ROCE	26.6%	44.5%	(1)

(1) After charging a restructuring expense of £1.7 million.

The UK business accounted for 27% of Group sales, details of the UK division’s performance are set out above.

Operating profit declined to £49.1 million (2004/05: £76.9 million). The UK division’s operating margin was 10.5% (2004/05: 15.1%) reflecting the poor trading conditions and the resulting negative operational leverage. Pricing discipline was maintained and the gross margin increased by 60 basis points in 2005/06 but is expected to show a slight decline in 2006/07.

Diamond jewellery assortments were further enhanced during the year and participation continued to rise. The Leo

Diamond range was further expanded in Ernest Jones and the Forever Diamond selection was increased in H.Samuel. White metal jewellery again proved popular. The average selling price in H.Samuel was £38 (2004/05: £37) and in Ernest Jones £148 (2004/05: £141).

Both customer service and product knowledge remain priorities. A carefully structured weekly training programme continues to be followed, with an emphasis on measurable outcomes. The sales commission scheme, which drew on the Group’s US experience, was successfully tested in 2004/05 and rolled out during 2005/06.

The television advertising trial continued at a similar level of coverage to 2004/05. Marketing expenditure represented 3.2% of sales in 2005/06 (2004/05: 3.0%). In August 2005 an e-commerce capability was launched on the H.Samuel website as a complement to store-based customer service. It is anticipated that the Ernest Jones website will commence e-commerce in 2006/07.

Investment
During the year 78 stores were refurbished or relocated. At the year end, 228 stores, mostly H.Samuel, traded in the modernised format, accounting for over 40% of the UK division’s sales. Five Ernest Jones and three H.Samuel stores were opened. 15 H.Samuel and two Ernest Jones stores were closed. At the year end there were 593 stores (386 H.Samuel and 207 Ernest Jones). A lower level of store refit is planned for 2006/07, in line with the normal refit cycle, with store capital expenditure expected to be some £12 million (2005/06: £22 million).

12	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

Recent investment in the store portfolio is set out below:

	Number of stores
	2005/06	2004/05	2003/04

Store refurbishments and relocations	78	81	32
New H.Samuel stores	3	2	–
New Ernest Jones stores	5	7	5

Store fixed capital investment	£22m	£23m	£13m

UK jewellery market
Although reliable figures on the size of the UK jewellery market are difficult to obtain, management estimates that in calendar year 2005 the size of the total UK market for fine jewellery, costume jewellery and watches was approximately £3.2 billion ($5.8 billion) (including VAT of 17.5%). The market includes speciality retail jewellers and non-speciality jewellery retailers such as mail order catalogues, catalogue showrooms and jewellery departments in department stores.

The UK retail jewellery industry is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. Management believes there are approximately 7,000 speciality retail jewellery stores in the UK.

The division’s competitive advantages include its strong, well established brand names; the national coverage of the chains; the prime locations of stores; economies of scale in buying, marketing, training and central administration; and the capacity to contract with manufacturers to assemble products utilising directly sourced loose polished diamonds and gold, thereby delivering better value to the customer. The UK business also enjoys a competitive advantage due to its close relationship with Signet’s US operations. Synergy is gained by sharing knowledge in merchandising, marketing, operations, best practice procedures and systems.

H.Samuel
The principal products in the H.Samuel merchandise mix are gold and silver jewellery (37%), watches (23%), diamond jewellery (21%) and gifts (12%).

	H.Samuel store data
	2005/06	2004/05	2003/04

Number of stores:
Opened during year	3	2	–
Closed during year	(15)	(11)	(11)
Open at end of year	386	398	407

(Decrease)/ increase in like for like sales	(8.8)%	1.9%	3.5%

Average retail price of items sold(1)	£38	£37	£35

Average sales per store in thousands (excluding VAT)(2)	£681	£723	£707

(1) Excluding accessories, repairs and warranties
(2) Including only stores operated for the full financial year

Ernest Jones
The Ernest Jones merchandise mix includes diamond jewellery (38%), watches (29%), gold and silver jewellery (27%) and gifts (2%).

	Ernest Jones store data(1)
	2005/06	2004/05	2003/04

Number of stores:
Opened during year	5	7	5
Closed during year	(2)	–	–
Open at end of year	207	204	197

(Decrease)/ increase in like for like sales	(7.6)%	4.5%	8.4%

Average retail price of items sold(2)	£148	£141	£139

Average sales per store in thousands (excluding VAT)(3)	£1,065	£1,150	£1,101

(1) Including Leslie Davis stores
(2) Excluding accessories, repairs and warranties
(3) Including only stores operated for the full financial year

Initiatives for 2006/07
In 2006/07 the successful Leo and Forever Diamond ranges will be extended and the selection of white precious metals will be further increased. A trial of new store design features, including better customer flow, clearer in-store branding and enhanced product presentation will be carried out. A customer satisfaction index, based on the US model, will also be tested. To help drive footfall the television commercials for both H.Samuel and Ernest Jones will be further developed and promotions will be narrower and more targeted.

Top: The bridal category accounts for between 15% and 20% of UK sales.

Middle: The Forever and Leo Diamond ranges further increased their sales participation in 2005/06.

Bottom: The UK has a strong watch participation accounting for 26% of sales.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	13

UK operating review (continued)

No. 1 speciality jeweller

¿	Sales of £260 million from 386 stores

¿	Interaction between customer and sales associate is critical in selling diamond jewellery

Increased training in product knowledge and customer service, an enhanced diamond range, improved marketing and reformatted stores have helped diamond participation rise by 4% over the past 5 years.

H.Samuel serves the core middle market customer and caters for their increasing demand for diamond jewellery. The share of diamond jewellery in its sales mix has increased to 21% during 2005/06 from 17% five years ago increasing its share of the diamond sector.

Interaction between the customer and sales associate is critical in selling jewellery and watches at higher price points. The Signet Jewellery Academy (a staff training initiative to improve customer service, product knowledge and selling skills) entered its third year in 2005/06. All store staff undertake introductory and initial level training and over 30% of staff are now qualified at the intermediate level which is accredited by the National Association of Goldsmiths.

In addition to training in product knowledge, selling skills and store operations, coaching is also available in management skills. This programme is called “Managing Matters” and leads to an externally accredited qualification.

A new commission system drawing on the Group’s US experience was introduced to all H.Samuel stores during 2005/06. The level of commission reflects both the individual’s performance and that of the store, thus rewarding teamwork.

A reformatted store design better enables the customer’s requirements to be met by staff with specialist knowledge. In particular the design allows the presentation of an enhanced range of merchandise without the need to break away from the transaction. At the year end 191 H.Samuel stores traded in the modernised format.

The diamond range has been enhanced and expanded. In particular the Forever Diamond selection continues to be increased, for example by the introduction of rings with princess cut stones. The range of diamond jewellery set in white precious metals has also grown. Within the watch category the focus has been on developing the fashion brands.

14	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

No. 1 upper middle market speciality jeweller

Ernest Jones, “The diamond & watch specialist”, further enhanced its selection of diamond jewellery in 2005/06. The Leo Diamond range, which in the UK is exclusive to Ernest Jones, was expanded and again performed well. The Leo Diamond is independently measured and certified for its superior fire, sparkle and brilliance. It has become a prime example of successful branding in the jewellery industry.

¿	Sales of £210 million from 207 stores

¿	Diamond jewellery accounts for some 38% of sales

¿	Diamond sales have grown at an average of 10% p.a. over the past four years

The average selling price in Ernest Jones is £148 and for diamond jewellery is £395.

Ernest Jones also has an extensive watch selection which includes prestige names, contemporary fashion watches and traditional brands. The selection continues to be developed and expanded. Watch sales account for 29% of the Ernest Jones merchandise mix.

Customer service standards were raised further, both in terms of staffing levels and expertise, particularly in the larger stores. The proportion of staff trained to the highest level of the Signet Jewellery Academy is increasing and this includes external qualifications in specialist areas such as diamonds and watches. Improved training procedures and a new commission based incentive programme have helped to improve employee retention levels, further benefiting customer service.

During 2005/06 the number of Ernest Jones stores increased by three to 207 (including 16 Leslie Davis) and there is potential to grow the number to about 225 stores as suitable sites and watch agencies become available. Where local market size and merchandise considerations allow, a two-site strategy is followed using the Leslie Davis trading name in addition to Ernest Jones. Leslie Davis, while having a similar customer profile as Ernest Jones, is differentiated by a greater emphasis on fashion brands.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	15

Summary financial review

Introduction
The key drivers of operating profitability are the:

•	rate of sales growth;
•	balance between like for like sales growth and sales from new store space;
•	achieved gross margin;
•	level of cost increases experienced by the Group; and
•	movements in the US dollar to pound sterling exchange rate.

The gross margin percentage in retail jewellery is above the average for speciality retailers reflecting the slow inventory turn. The trend in gross margin depends on Signet’s pricing policy, movements in the cost of merchandise sold, changes in sales mix and the direct cost of providing services such as repairs.

In general, gross margin percentage on gold jewellery is above that of diamond jewellery, while that of watches and gift products is normally below that of diamond jewellery. Within the diamond jewellery category the gross margin percentage varies depending on the proportion of the merchandise cost accounted for by the value of the diamonds; the greater the proportion, the lower the gross margin percentage. In addition, the gross margin in a Jared store is slightly below that of a mall store, although at maturity the store contribution percentage of a Jared store is similar to that of a mall store. A change in merchandise mix will therefore impact the Group’s UK and US divisions’ gross margin percentage and a change in the proportion of sales from Jared will impact the gross margin percentage of both the US division and Group. In the US division the growth of Jared and the increase in sales of higher value diamonds, both of which are helping to drive like for like sales growth, means that US gross margin percentage is likely to show a small adverse change each year.

To maintain the operating profit margin, the Group needs to achieve like for like sales growth sufficient to offset any adverse movement in gross margin, the increase in operating costs (including the net bad debt charge) and the impact of immature selling space. Like for like sales growth above the level required to offset the factors outlined above, allows the Group to achieve leverage of its fixed cost base and improve operating margin; slower sales growth results in reduced operating margin.

Signet’s target of 8% – 10% new store space growth in the US, with minimal net new space in the UK, means lower like for like sales growth is required in the UK than in the US to maintain divisional operating margin.

The impact on operating profit of sales variances (either adverse or favourable) is less in the US division than the UK, as certain variable expenses such as turnover-related rent and sales commission account for a higher proportion of costs in the US business than in the UK division. The impact on operating profit of a sharp increase or decrease in like for like sales performance is particularly marked.

A key factor in driving operating margin is the level of average sales per store, with higher productivity allowing leverage of expenses both in store and in central functions.

Movements in the US dollar to pound sterling exchange rate impact the reported results of the Group as the US division’s results are translated into pounds sterling. The Board believes it is inappropriate to hedge this exposure as the US division’s sales and costs are dollar denominated and the cash flow from the US division is largely reinvested in US space expansion or used to pay down US dollar denominated borrowings. The Group therefore would be putting in place a cash exposure to hedge a translation risk.

It is the objective of the Group to maintain a strong balance sheet, after implementing its new store space growth strategy in the US, the continuing programme of store refurbishments and relocations on both sides of the Atlantic, and payment of dividends. Factors which could affect this objective would be the acquisition of a business, a change in the Group’s distribution policy to shareholders or if there was a variation in the operating performance of the Group.

The cash flow performance of the Group depends on a number of factors, such as the:

•	operating performance of the business;
•	rate of space expansion, which influences both fixed and working capital investment;
•	level of store refurbishment and relocations;
•	level of inventory investment; and
•	proportion of sales made on the in-house credit card and the average monthly collection rate of credit balances.

Investment in new space requires significant investment in working capital, as well as fixed capital investment, due to the slow inventory turn, and the additional investment required to fund sales in the US utilising the in-house credit card.

In years when the rate of new store space expansion in the US is towards the lower end of the planned 8% – 10% range, or the level of store refurbishment and relocation is below normal, the Group will have reduced levels of investment in fixed and working capital.

The Group’s working capital requirements fluctuate during the year as a result of the seasonal nature of its business. As inventory is purchased for the Christmas season there is a working capital outflow which reaches its highest levels in late autumn. This position then reverses over the key selling period of November and December. The working capital needs of the business are then relatively stable from January to August. The rough diamond sourcing initiative will require the Group to hold an element of its inventory for approximately an additional 60 days. The timing of the payment of the final dividend, normally in July, is also material.

The Board considers that the capital resources currently available are sufficient for both its present and near term requirements.

16	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

Adoption of International
Financial Reporting Standards
For financial years commencing on or after 1 January 2005 UK listed companies are required to report in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The Group therefore now prepares its results under IFRS. Any differences between these standards and those issued and adopted by the International Accounting Standards Board are not material to the Group. These results contain comparative information restated, where necessary, in accordance with IFRS.

These changes have no impact on the Group’s historical or future net cash flow, the timing of cash received or the timing of payments. A summary reconciliation of the results and net assets under IFRS to UK GAAP is included on page 22.

Performance in 2005/06

Operating margin and ROCE
Operating margin (operating profit to sales ratio) was 11.9% (2004/05: 13.2%) and ROCE was 22.4% (2004/05: 26.3%). Capital employed is based on the average of the monthly balance sheets and at 28 January 2006 included US in-house credit card debtors amounting to £382.7 million (29 January 2005: £319.0 million).

Group operating margin (%)

01/02

05/0

6

04/05

03/04

02/03

15

12

9

6

3

0

Group and financing costs
Group central costs amounted to £8.0 million (2004/05: £6.8 million), the increase includes costs associated with new corporate governance practices and a net property provision of £0.7 million (2004/05: £0.4 million). Net financing costs amounted to £7.8 million (2004/05: £8.6 million), the reduction being primarily due to higher interest income received in the the first half.

Taxation
The charge of £69.6 million (2004/05: £69.1 million) represents an effective tax rate of 34.7% (2004/05: 33.9%). It is anticipated that the effective tax rate will be approximately 36% in 2006/07.

Profit for the financial period
Profit for the 52 weeks ended 28 January 2006 was £130.8 million (2004/05: £134.8 million). The next reporting period is the 53 weeks ending 3 February 2007.

Liquidity and capital resources
Cash generated from operations amounted to £188.1 million (2004/05: £172.6 million) after funding a working capital increase of £66.3 million (2004/05: £81.6 million), principally as a result of the growth of the US division. It is anticipated that in 2006/07 there will be a further increase in the level of working capital investment due to planned US store openings. Interest of £11.4 million (2004/05: £11.6 million) and tax of £64.5 million (2004/05: £56.5 million) were paid. Net cash from operating activities was £112.0 million (2004/05: £104.5 million).

Group capital expenditure was £75.9 million (2004/05: £70.5 million). The level of capital expenditure was some 1.6 times (2004/05: 1.7 times) the depreciation and amortisation charge of £46.2 million (2004/05: £41.7 million). Capital expenditure in 2006/07 is expected to be £75 million to £85 million, most of which will be store related. There were disposal proceeds of £7.5 million (2004/05: £0.2 million). Equity dividends of £52.7 million (2004/05: £43.8 million) were paid in the year. The net cash outflow was £4.8 million (2004/05: £10.0 million). In 2006/07 the cash outflow is expected to be between £10 million and £30 million reflecting the planned increase in space growth in the US.

Net debt
Net debt at 28 January 2006 was £98.6 million (29 January 2005: £83.5 million, £93.8 million after exchange translation differences). Group gearing at the year end was 11.2% (29 January 2005: 10.8%). On 30 March

2006 the Group entered into a US Private Placement Note Term Series Purchase Agreement for $380 million of fixed rate notes as follows:

$100 million 5.95% maturing 2013,
$150 million 6.11% maturing 2016, and
$130 million 6.26% maturing 2018.

Funding and completion is expected on 23 May 2006. The proceeds of the issue will be used to replace a maturing $251 million privately placed receivables securitisation and for general corporate purposes.

Net debt (£m)

01/02

05/06

04/05

03/04

02/03

200

150

100

50

0

Pensions
The Group has one UK defined benefit plan (the “Group Scheme”) which was closed to new members in 2004. All other pension arrangements are defined contribution plans. The IAS 19 present value of obligations of the Group Scheme increased last year by £33.4 million primarily as a result of increasing the longevity assumption by approximately four years to over 85 for future pensioners. The market value of the Group Scheme’s assets increased by £19.8 million. As a result the pension deficit on the balance sheet increased by £13.6 million to £15.5 million before a related deferred tax asset of £4.6 million (29 January 2005: £0.6 million). The triennial actuarial valuation will be carried out during 2006/07, however the IAS 19 assumptions already reflect the revised longevity projections that are likely to be used.

The cash contribution to the fund in 2005/06 was £4.3 million (2004/05: £3.7 million). The Group expects to contribute a minimum of £3.5 million in 2006/07 subject to review following the completion of the actuarial valuation, when additional contributions are expected to be agreed.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	17

Summary financial statement

Summary directors’ report

Corporate governance
The Board considers that the Group complied with the Combined Code and with “Internal Control: Guidance for Directors on the Combined Code” (“the Turnbull guidance”) throughout the year and up to the date of approval of the Annual Report & Accounts.

A reconciliation between Signet’s corporate governance practices and those required by the NYSE are detailed on the corporate website.

Business review
A review of performance during the year and likely future developments in the Group’s businesses are included on pages 2-17 and form part of this Summary directors’ report.

Dividend
The amount recommended to be paid by way of final dividend is set out in the Chairman’s statement on page 3. The proposed final dividend is to be paid on 7 July 2006 to those shareholders on the register of members at close of business on 2 June 2006.

Directors
James McAdam CBE, 75, Chairman, appointed in 1992. He was also Group Chief Executive from 1992 until March 2000. From 31 March 2001, while continuing as Chairman, he ceased to be a full-time executive. Mr. McAdam is the non-executive Chairman of Bisley Office Equipment Company Limited, Chairman of the British Clothing Industry Association Limited and Chairman of the British Apparel & Textile Confederation; he devotes approximately 25% of his time to these latter roles. Mr. McAdam has indicated his intention to retire from the Board at the conclusion of the annual general meeting in 2006.

Robert Anderson, 47, appointed in 2005. He became Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group, Mr. Anderson had worked at Marks & Spencer Plc for 19 years, latterly as Business Unit Director.

Robert Blanchard*, 61, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He is a non-executive director of Bandag Inc. but has indicated that he will be retiring from that board in May 2006. He was also a non-executive director of Best Buy Co. Inc. until he retired from that board in June 2005.

Walker Boyd, 53, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division.

Terry Burman, 60, appointed Group Chief Executive in 2000. He was, until January 2006, also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Dale W. Hilpert*, 63, appointed in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of

Foot Locker, Inc. which he joined as President and Chief Operating Officer in 1995.

Brook Land*, 57, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro Nathanson. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. Mr. Land was nominated as the Senior Independent Director of Signet in June 2002.

Mark Light, 44, appointed in January 2006. He became Chief Executive of the Group’s US division in January 2006 having been President and Chief Operating Officer of the US division from 2002. He joined the Group in 1978.

Robert Walker*, 61, appointed in 2004. He was Group Chief Executive of Severn Trent Plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble. He is non-executive Chairman of WH Smith PLC and a non-executive director of Wolseley Plc, Tate & Lyle PLC and Williams Lea Group Limited. He is also an adviser to Cinven.

Russell Walls*, 62, appointed in 2002. He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003. Mr. Walls is the senior independent director of Stagecoach Group plc and a non-executive director of Aviva plc and non-executive Chairman of Delphic Europe Limited. He is a Fellow of the Association of Chartered Certified Accountants.

Malcolm Williamson*, 67, appointed in November 2005. He was President and CEO of Visa International between 1998 and 2004 before which he was Group Chief Executive of Standard Chartered PLC from 1993 to 1998. He is Chairman of National Australia Group Europe Limited (and Principal Board Member of National Australia Bank), CDC Group plc, Youth Business International Advisory Board and Deputy Chairman of Resolution PLC. He is also a non-executive director of JP Morgan Cazenove Holdings and Group 4 Securicor PLC.

Subject to shareholders electing Mr. Williamson as a director at the annual general meeting in 2006, the Board has appointed him as Chairman with effect from the conclusion of that annual general meeting.

* Non-executive directors, all of whom satisfied the definitions of independence in the revised Combined Code and are viewed as independent by the Board.

Committees
Remuneration Robert Blanchard (Chairman), Russell Walls and Robert Walker (the latter with effect from 1 March 2005).

Audit Russell Walls (Chairman), Dale Hilpert and Brook Land.

Nomination Brook Land (Chairman), Robert Blanchard, James McAdam and Malcolm Williamson (the latter with effect from 4 April 2006).

18	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

This Summary financial statement is only a summary of information in the Company’s annual accounts, directors’ report and directors’ remuneration report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors’ remuneration as would be provided by the full Annual Report & Accounts.

The directors of Signet owe their duties to shareholders of Signet as a whole and undertake no duty of care to individual shareholders, other stakeholders or potential investors.

Certain US subsidiaries of the Company have constitutions and by-laws which provide indemnities to directors which conform to local laws and practice. In some respects those indemnities exceed what would be permitted under English law if they were UK companies. To ensure compliance with the UK Listing Rules, the Company is in discussion with the UKLA to amend the existing constitutions and by-laws of all relevant US subsidiaries to cap any such indemnity (to the extent that it exceeds what is permitted under English law) at the lower of (a) 4.99% of the market capitalisation of the Company; and (b) 24.99% of the average profits of the Company for the last three years, each as calculated in accordance with the UK Listing Rules.

The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under English law.

Members requiring more detailed information have the right to obtain, free of charge, a copy of the 2005/06 Annual Report & Accounts by contacting the Registrar, the US Depositary or the Group Company Secretary at the respective addresses shown on page 35.

Members wishing to receive the full Annual Report & Accounts for all future financial years may do so by contacting the Registrar at the address on page 35.

The auditor’s report on the 2005/06 Annual Accounts and the auditable part of the directors’ remuneration report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The Annual Review and Summary Financial Statement was approved by the Board of Directors on 5 April 2006 and was signed on its behalf by:

James McAdam Director
Walker Boyd Director

Statement of the Independent Auditor

We have examined those parts of the Summary Financial Statement set out on pages 20 to 31.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and independent auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the Annual Review and the Summary Financial Statement with the full Annual Report and Accounts, directors’ report and directors’ remuneration report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 “The auditor’s statement on the summary financial statement” issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group’s full Annual Report and Accounts describes the basis of our audit opinion on those accounts.

Opinion
In our opinion the Summary Financial Statement is consistent with the full Annual Report and Accounts, directors’ report and directors’ remuneration report of Signet Group plc for the 52 weeks ended 28 January 2006 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London
5 April 2006

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	19

Summary financial statement (continued)

Summary consolidated income statement
 for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006 £m		52 weeks ended 29 January 2005 £m

Sales	1,752.3		1,615.5
Cost of sales	(1,516.3)		(1,371.8)

Gross profit	236.0		243.7
Administrative expenses	(74.1)		(69.8)
Other operating income	46.3		38.6

Operating profit	208.2		212.5
Net financing costs	(7.8)		(8.6)

Profit before tax	200.4		203.9
Taxation	(69.6)		(69.1)

Profit for the financial period	130.8		134.8

Earnings per share – basic	7.5	p	7.8	p
– diluted	7.5	p	7.8	p

All of the above relate to continuing activities during the current and previous period.

Summary consolidated balance sheet
 at 28 January 2006

	28 January 2006 £m	29 January 2005 £m

Non-current assets	308.4	270.6

Current assets:
Inventories	679.7	577.9
Trade and other receivables	430.4	359.4
Cash and cash equivalents	52.5	102.4

	1,162.6	1,039.7

Total assets	1,471.0	1,310.3

Current liabilities	(468.8)	(313.7)

Non-current liabilities:
Bank loans	–	(132.8)
Trade and other payables	(36.0)	(28.2)
Deferred income	(65.6)	(56.2)
Provisions	(6.2)	(5.8)
Retirement benefit obligations	(15.5)	(1.9)

Total liabilities	(592.1)	(538.6)

Net assets	878.9	771.7

Total equity	878.9	771.7

20	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

Summary consolidated cash flow statement
for the 52 weeks ended 28 January 2006

	52 weeks ended 28 January 2006 £m	52 weeks ended 29 January 2005 £m

Net cash inflow from operating activities	188.1	172.6
Interest paid	(11.4)	(11.6)
Taxation paid	(64.7)	(56.5)
Net cash flows from investing activities	(66.0)	(68.5)
Dividends paid	(52.7)	(43.8)
Proceeds from issue of shares	3.9	7.3
Purchase of own shares	(2.0)	(9.5)

Change in net debt resulting from cash flows	(4.8)	(10.0)
Translation difference	(10.3)	6.4

Movement in net debt in the period	(15.1)	(3.6)
Opening net debt	(83.5)	(79.9)

Closing net debt	(98.6)	(83.5)

Segment information

	2006 £m	2005 £m

Sales by origin and destination:
UK	469.6	507.7
US	1,282.7	1,107.8

	1,752.3	1,615.5

Operating profit:
UK – Trading	49.1	76.9
– Group central costs(1)	(8.0)	(6.8)

	41.1	70.1
US	167.1	142.4

	208.2	212.5

Net assets:
UK	328.9	268.6
US	648.6	586.6
Net debt	(98.6)	(83.5)

	878.9	771.7

(1)	Group central costs for 2006 include a net charge of £0.7 million relating to property provisions (2005: £0.4 million).

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	21

Summary financial statement (continued)

Adoption of IFRS

The Group now prepares its results under IFRS. IFRS is subject to review and possible amendment or interpretative guidance and therefore subject to change.

Based on current standards that the Group has adopted, the analysis below shows a reconciliation of net assets and profit as reported under Historic UK GAAP as at 29 January 2005 to the revised net assets and profit under IFRS as reported in these financial statements. An analysis of the principal changes and a more detailed reconciliation of IFRS to UK GAAP is available in the 2005/06 Annual Report.

These changes have no impact on the Group’s historical or future net cash flow, the timing of cash received or the timing of payments.

Summary reconciliation of IFRS to UK GAAP
Cumulative effect on total equity of differences between IFRS and UK GAAP

	29 January 2005 £m	31 January 2004 £m

Total equity in accordance with UK GAAP	739.1	674.9

IFRS adjustments:
Goodwill amortisation(1)	1.0	–
Leases(2)	(18.9)	(15.8)
Revenue recognition(3)	(6.0)	(6.0)
Deferred taxation(4)	11.0	9.8
Dividend recognition(5)	45.5	37.3

Total equity as reported in accordance with IFRS	771.7	700.2

Effect on profit before tax of differences between IFRS and UK GAAP

52 weeks ended 29 January 2005 £m

Profit before tax in accordance with UK GAAP	210.3

IFRS adjustments:
Share-based payments(6)	(3.9)
Goodwill amortisation(1)	1.0
Leases(2)	(3.5)

Profit before tax	203.9
Taxation:
Taxation in accordance with IFRS	(69.1)

Profit for the financial period as reported under IFRS	134.8

Notes
(1)

Goodwill amortisation: IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. UK GAAP required that goodwill in respect of acquisitions since 1 February 1998 be amortised in equal annual instalments over its estimated useful life, normally 20 years, with impairment reviews carried out annually.

(2)

Leases: IAS 17 requires that where operating leases include clauses in respect of predetermined rent increases, those rents are charged to the profit and loss account on a straight line basis over the lease term, including any construction period or other rental holiday. Such lease clauses are commonly found in the US and result in an acceleration of lease charges for accounting purposes from the later to the earlier years of the lease term. In addition, Standard Interpretations Committee (“SIC”) 15 requires inducements to enter into a lease to be recognised over the lease term rather than over the period to the next rent review.

Where quantifiable, the discounted cost of decommissioning the assets installed in leasehold premises is included in the cost of the asset and appropriate decommissioning provisions are recognised. There was no impact on profit before tax for 2004/05 although net assets are reduced by £1.0 million before deferred tax.

(3)

Revenue recognition: IAS 18 requires that revenue is only recognised when all significant risks and rewards of ownership have been transferred to the buyer. There was no impact on profit before tax for 2004/05 although net assets were reduced by £6.0 million before deferred tax.

(4)	Deferred taxation: This reflects the impact of the other changes on deferred taxation.
(5)	Dividends: IAS 10 requires that a dividend is not provided for until it is approved. As a result, net assets as compared to UK GAAP are increased by the amount of the proposed final dividend.
(6)	Share-based payments: IFRS 2 requires a charge to income in respect of the fair value of outstanding share options which was not required under UK GAAP.

22	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

Summary reconciliation of IFRS to US GAAP

The Group’s consolidated accounts are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). Differences that have a significant effect on the consolidated net profit and shareholders’ funds of the Group are set out below. While this is not a comprehensive summary of all the differences between IFRS and US GAAP other differences would not have a significant effect on the consolidated net profit or shareholders’ funds of the Group. In accordance with best practice the differences have been shown as gross of tax with the related taxation shown separately. A discussion of the material differences between IFRS and US GAAP is set out in the 2005/06 Annual Report and is summarised below.

Summary of material differences
1. Stock compensation

In accordance with IFRS 2 ‘Share-based payment’, a charge to income is recognised in respect of the fair values of outstanding employee share options. The fair values have been calculated using the Black-Scholes option pricing model up to 29 January 2005 and a binomial valuation model from 30 January 2005 and are charged to the income statement from the grant date over the relevant option vesting period. The optional transitional arrangements, which allow companies to apply IFRS 2 fully retrospectively to all options granted but not fully vested at the relevant reporting date, have been used.

Under US GAAP, the Group can account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”) ‘Accounting for stock issued to employees’ and make disclosures of amounts arising under FAS 123 ‘Accounting for stock-based compensation’ as amended by FAS 148 ‘Accounting for stock-based compensation – transition and disclosure’. Under APB 25, there are two types of stock option schemes, fixed plans or variable plans. Fixed plans have terms which fix and provide means for determining, at the date of grant, both the number of shares that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee. Variable plans have characteristics which prevent the determination of either the number of shares that may be acquired by or awarded to an employee and the cash, if any, to be paid by the employee, or both. For fixed plans, compensation cost must be recognised over the service period to the extent that, at the grant date, the fair value is greater than the exercise price. For variable plan awards, compensation expense represents the amount by which the fair value exceeds the exercise price and shall be measured with consideration to the number of awards that the employee is most likely to receive based upon the facts available for each reporting period over the vesting period. All executive share option plans receive variable plan accounting treatment under APB 25.

2. Returns provision

The Group has not historically made provisions for sales returns. The Group has revised this policy under IFRS and now recognises such a provision. For US GAAP purposes, the impact on net assets of this change in policy has been charged as an expense in the US GAAP income statement for 2005/06.

Effect on profit for the financial period of differences between IFRS and US GAAP

	52 weeks ended 28 January 2006 £m		52 weeks ended 29 January 2005 £m

Profit for the financial period in accordance with IFRS	130.8		134.8

Pensions	(1.8)		(0.9)
Sale and leaseback transactions	0.8		1.0
Returns provisions	(6.0)		–
Stock compensation	4.4		–
Asset retirement obligations	(1.0)		–

US GAAP adjustments before taxation	(3.6)		0.1
Taxation	5.0		2.6

US GAAP adjustments after taxation	1.4		2.7

Retained profit attributable to shareholders in accordance with US GAAP	132.2		137.5

Earnings per ADS in accordance with US GAAP – basic	76.1	p	79.4	p
– diluted	76.0	p	79.1	p

Weighted average number of ADSs outstanding (million) – basic	173.7		173.2
– diluted	174.0		173.8

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	23

Summary financial statement (continued)

Summary reconciliation of IFRS to US GAAP (continued)

Effect on shareholders’ funds of differences between IFRS and US GAAP

	28 January 2006 £m	29 January 2005 £m

Shareholders’ funds in accordance with IFRS	878.9	771.7

Goodwill in respect of acquisitions (gross)	501.0	476.8
Adjustment to goodwill	(59.7)	(56.1)
Accumulated goodwill amortisation	(153.0)	(146.0)
Sale and leaseback transactions	(7.1)	(7.9)
Pensions	14.4	28.2
Depreciation of properties	(2.5)	(2.5)
Revaluation of properties	(4.3)	(4.3)
Returns provisions	—	6.0
Other	—	0.5

US GAAP adjustments before taxation	288.8	294.7
Taxation	(2.2)	(10.4)

US GAAP adjustments after taxation	286.6	284.3

Shareholders’ funds in accordance with US GAAP	1,165.5	1,056.0

Shareholders’ funds in accordance with US GAAP at beginning of period	1,056.0	988.5
Net income in accordance with US GAAP	132.2	137.5
Issue/(purchase) of shares, net	1.9	(3.1)
(Decrease)/increase in additional paid-in capital	(0.3)	2.5
Dividends paid	(52.7)	(44.3)
Other comprehensive (expense)/income(1)	(18.1)	1.4
Translation differences	46.5	(26.5)

Shareholders’ funds in accordance with US GAAP at end of period	1,165.5	1,056.0

(1)	Other comprehensive (expense)/income relates principally to the Group’s defined benefit pension scheme.

24	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

Summary directors’ remuneration report

Information in sections and figures marked ß have been audited.

1. Remuneration policy

The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders and employees. The Remuneration Committee will continue to review the Company’s remuneration policy to ensure that it remains effective and appropriate to the Company, and to monitor the level of potential awards. After careful consideration during 2002/03, the Remuneration Committee formally adopted a set of six principles. Following a comprehensive review by the Remuneration Committee in 2005/06 these principles remain unaltered and they are set out below:

(i)	Signet’s primary business objective is to deliver results which should consistently outperform the average of the industry sector.

(ii)

It is recognised that to consistently deliver above industry average performance Signet will need to retain, and where necessary attract, executives of well above industry-average ability and leadership potential.

(iii)	It is also recognised that retaining, and where necessary recruiting, senior executives of this calibre will require that the Group provide above industry-average total remuneration.

(iv)

Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on current surveys of relevant companies appropriate to the executive’s position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual executive), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)

Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing disproportionately according to: a) the level of performance achieved, and b) the seniority of the executives and their ability to influence results. Excluding pension contributions, the provision of a company car and private health insurance, there should be only one element of guaranteed remuneration; base salary. The performance related portion of total remuneration should reward short term and long term performance separately, with the potential level of payment being heavily weighted in favour of the latter. Short term achievement should be recognised through the annual bonus plan with long term achievement being rewarded through executive share option awards and participation in long term incentive plans.

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that some 70% of Signet’s sales and profits are generated in the US and that significant differences in remuneration practices exist between the US and the UK, separate surveys will be conducted in each country.

Performance criteria
The Remuneration Committee believes that where performance criteria are used they should be:

•	easily understood;
•	able to be directly linked to the performance of the Group or relevant business unit and to be influenced by management’s own actions;
•	designed to motivate management to increase profitability significantly beyond the rate of inflation;
•	designed to incentivise senior management to make efficient use of capital and to increase shareholder value;
•	equity based for long term schemes; and
•	consistent with the overall objectives of the Group.

The criteria used to measure performance are based on the results of the Group (subject to minor adjustments that are approved by the Remuneration Committee) so as to provide clarity and objectivity.

For 2005/06 onwards achievement of performance criteria have been calculated against previously reported measures restated for IFRS.

Details of annual bonus share option plans, long term incentive plans and service contracts are set out below:

(a) Annual bonus plan

Individual annual bonus targets are set each year to take account of the role of the executive and current business plans. Annual bonus awards for executive directors are based on the achievement of growth in pre-tax profit, or operating profit of the division as appropriate, in the year at a rate above inflation measured using constant exchange rates. There is a cap set each year on such awards and a threshold performance below which no payments are made. The bonus rate increases after an intermediate target rate of profit growth, which is set each year, is achieved.

(b) Share option plan

The Remuneration Committee believes that an executive share option plan is an appropriate part of the total remuneration package necessary to execute the remuneration principles, and that a well constructed plan forms an important element in motivating executives to deliver the long term performance needed to generate strong returns to shareholders.

The performance condition for executive option grants made under the 2003 plans is that the annual rate of compound growth in earnings per share be more than 3% above inflation. Performance for grants made before 2006 will be measured over three years, and may then be measured from the start point to the end of the fourth and fifth year if not previously satisfied. With effect from the grants made

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	25

Summary financial statement (continued)

Summary directors’ remuneration report  (continued)

LTIP performance criteria
	2006/07 award			2005/06 award			2004/05 award			2003/04 award
	Group %	UK %	US %	Group %	UK %	US %	Group %	UK %	US %	Group %	UK %	US %

Minimum performance for any vesting:
Profit measure	Profit Growth in excess of threshold inflation level
ROCE measure	20.1	28.2	19.3	23.2	42.2	19.4	22.2	43.0	17.6	21.0	35.0	18.3

Profit Growth performance measure:
Profit measure	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
ROCE measure	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0

ROCE performance measure:
Specified ROCE required	21.1	29.2	20.3	24.2	43.3	20.4	23.2	44.5	18.6	22.0	36.5	19.3

in 2006/07 all grants will only be measured over three years and constant exchange rates will be used in measuring performance.

It is the policy of the Remuneration Committee that all employees, including directors, who satisfy certain qualifying conditions should have the opportunity to participate in the equity of the Company through a savings related share option plan, and annual invitations are normally made. Under the relevant legislation the exercise of these share options is not subject to performance criteria.

(c) Long term incentive plan (“LTIP”)
The Remuneration Committee believes that, in addition to the provision of share options, it is appropriate to operate an LTIP to encourage executive directors, senior members of the divisional executive management committees and certain other senior executives with a similar level of responsibility, to meet long term strategic and financial objectives set by the Board. The policy is to make annual awards subject to the general principles explained in paragraphs 1(iv) and 1(v) above. Vesting is dependent on the achievement of challenging performance conditions set by the Committee at the time the awards are made and such awards do not normally vest within three years from the date the award is granted.

Awards are subject to fulfilment of minimum performance conditions set at the time of the award by the Remuneration Committee as to:

•	the compound annual growth in profit before tax of the Group in operating profit of the relevant division as appropriate above a threshold inflation level (“Profit Growth”), and
•	ROCE of the Group or relevant division as appropriate.

In each case over a fixed period of three successive financial years starting with the one in which the award was made. Nothing is payable under the award unless both minimum performance conditions are achieved. The minimum Profit Growth is set at a threshold level after taking account of inflation. The conditions were selected to ensure that awards would only vest provided that growth in profits exceeded the rate of inflation and that the business’s targeted ROCE is achieved. If the performance conditions are achieved the award will vest and its value will depend on the extent to which the minimum performance conditions are exceeded:

•

if Profit Growth exceeds the minimum threshold inflation level, the amount of the award will be calculated on a straight line basis from that level up to a specified inflection point, i.e. 10% at which point 37.5% of the award will vest, and then at an accelerated rate on a straight line basis up to the maximum level of award at 15%;

•

if the minimum threshold inflation level of Profit Growth is achieved but the maximum award has not been earned by reference to Profit Growth, then, in addition to the percentage of base salary which has been earned on the above basis, the amount of the award earned on the basis of Profit Growth may be increased on the basis of the ROCE increase.

The table above shows the percentages and the inflection points which have been specified for the existing awards and indicates the relevant profits and ROCE to be used for measurement.

(d) Service contracts
It is the policy of the Remuneration Committee that an executive director’s contract should be a rolling contract with the period of notice to terminate the contract to be given by either side not exceeding one year and that, if it is necessary to grant a longer period of notice when recruiting from outside the Group, this should reduce to a maximum of one year after an initial period. No director has a service contract of more than one year.

(e) Early termination
The Remuneration Committee believes that the circumstances of early termination vary. Only in very exceptional circumstances will explicit terms for compensation for early termination be included in contracts for new directors. Where no explicit compensation terms are included, departing directors or senior managers are expected to mitigate their loss within the framework of individual circumstances.

26	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

The Group Chief Executive has a rolling service contract (dated 20 December 2000 and amended and restated in January 2006) with a US subsidiary with certain covenants given by Signet Group plc, which can be terminated on one year’s notice in writing by either party. The Group Finance Director has a rolling service contract (dated 14 June 1995 and amended on 15 May 2000) with the Company, which can be terminated on one year’s notice in writing by either party or terminates on his 60th birthday.

The service contracts for the Group Chief Executive and the Group Finance Director provide for termination payments in the cases of early termination by the Group or in the event of certain changes of control. In these circumstances the amount of termination payments due to the Group Chief Executive would equal, in summary, the aggregate of (i) 100% of his base salary at the time of termination, (ii) 25% of his base salary in respect of pension and other benefits, (iii) his outstanding entitlement to a cash bonus under the annual bonus plan in respect of the proportion of the fiscal year prior to the effective date of termination, and (iv) a sum equal to a variable percentage (currently 72.4%) of the cash bonus to which he would have become entitled under the annual bonus plan during the notice period. If the

Company reduces or eliminates the Directors’ and Officers’ liability insurance, although the Board has no intention of doing so, such that the Group Chief Executive does not have coverage which meets at least £100 million aggregate coverage limit and £50 million Side A aggregate dedicated coverage limits, then the Group Chief Executive may be permitted upon 90 days written notice to terminate his employment. In the event of such termination the Company will pay the Group Chief Executive his base salary and short term bonus prorated to the date of termination. Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme. The amount of termination payments due to the Group Finance Director in the event of early termination by the Group in the event of certain changes of control, would equal, in summary, the aggregate of (i) his annual salary at the time of termination, (ii) the market value of the contractual benefits in kind (including any pension contribution) to which he would have become entitled during the following 12 months, and (iii) all payments to which he would have become entitled under the annual bonus plan during the same 12 month period.

The Chief Executive of the UK division has a rolling service contract (dated 1 March 2003) with a UK subsidiary which can be terminated

Directors’ emolumentsß
Details of directors’ emoluments for the year to 28 January 2006 were as follows:

	Basic salary or fees		Benefits(1)		Short term bonuses(2)		Total

	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000	2006 £000	2005 £000

Chairman:
James McAdam	346	323	30	24	–	–	376	347

Executive:
Robert Anderson(3) UK Chief Executive	246	–	27	–	–	–	273	–
Walker Boyd Group Finance Director	347	327	23	23	–	176	370	526
Terry Burman(4) Group Chief Executive	746	683	26	26	–	490	772	1,199
Mark Light(4)(5) US Chief Executive	18	–	1	–	10	–	29	–

Non-executive:
Robert Blanchard	51	43	–	–	–	–	51	43
Dale Hilpert	46	42	–	–	–	–	46	42
Brook Land	56	44	–	–	–	–	56	44
Robert Walker(6)	46	12	–	–	–	–	46	12
Russell Walls	51	43	–	–	–	–	51	43
Malcolm Williamson(7)	8	–	–	–	–	–	8	–

Total	1,961	1,517	107	73	10	666	2,078	2,256

(1)	Benefits incorporate all benefits arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance.
(2)	In 2005/06 no annual bonus was earned by the Group Chief Executive, the Group Finance Director or by the Chief Executive of the UK division.
(3)	Robert Anderson was appointed as a director on 6 April 2005 with a basic salary of £295,000. In 2004/05 his basic salary was £277,500, benefits were £32,605 and short term bonus was £22,680.
(4)	Messrs. Burman and Light have their emoluments specified and paid in US dollars and an average exchange rate of US$1.80 was used (2004/05:US$1.86).
(5)

Mark Light was appointed as a director on 12 January 2006 with a basic salary of £388,889. Prior to his appointment in 2005/06 his basic salary was £319,444 and his short term bonus for 2005/06 was £196,140. In 2004/05 his basic salary was £287,000, benefits were £23,000 and short term bonus was £211,944.

(6)	From his appointment on 1 November 2004.
(7)

From his appointment on 28 November 2005. Mr. Williamson will receive a fee of £200,000 per annum when he becomes Chairman at the conclusion of the annual general meeting in June 2006, subject to his election by shareholders.

The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	27

Summary financial statement  (continued)

Summary directors’ remuneration report (continued)

on one year’s notice in writing by either party or terminates on his 65th birthday. In the case of early termination, the contract provides for salary to be paid in lieu of notice, or where notice has been given, for any balance of the notice period.

The Chief Executive of the US division has a rolling service contract (dated 26 April 2002 and amended and restated in August 2004 and January 2006) with a US subsidiary. The Company may terminate the contract at any time by notice in writing. In the case of termination the Company is obligated to continue to pay salary for 12 months from the date of termination.

Entitlement to any share options or LTIP awards is governed by the rules of the relevant scheme. These contracts all contain confidentiality and non-competition clauses.

(f) External advisers
The Remuneration Committee draws on external professional advice on a regular basis and makes use of relevant and reliable independent market surveys. The Committee has retained Towers Perrin as advisers to assist it and they are not retained in any other capacity within the Group. In addition Herbert Smith and Weil, Gotshal & Manges (on US aspects) advised the Remuneration Committee on legal matters. These firms also provide general legal advice to Signet.

(g) Other matters
There are certain other policy matters which are the concern of the Remuneration Committee. These include base salary, annual bonus plan, pensions, companies used for comparison, and outside appointments of executive directors.

2. Pension benefits
The Chairman does not receive any pension provision. In 2005/06 the amount paid in respect of life assurance for him in the period was £20,685ß (2004/05: £19,100ß).

The Group Chief Executive and the Chief Executive of the US division are members of the Sterling Jewelers Inc. 401(k) Retirement Savings Plan and an unfunded, unqualified deferred compensation plan. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled £1,074ß (2004/05: £1,653ß) and £148,472ß (2003/04: £134,024ß), respectively and in respect of the new Chief Executive of the US division from his appointment on 12 January 2006 totalled £50ß and £1,544ß respectively. Under the Group pension scheme the accumulated accrued pension entitlement at 28 January 2006, which would be paid annually on retirement based on service to the end of the year and excluding any increase for inflation, was £48,491ß for Walker Boyd and £17,005ß for Robert Anderson. Supplemental payments of £48,333ß (2004/05: £45,033ß) in respect of Walker Boyd and

3. Directors’ interests
(a) Directors’ interest in share optionsß

Director	Number of shares under option

	At start of year	Granted	Forfeited	Exercised		At 28 January 2006	Exercise price		Date from which exercisable	Expiry date

Robert Anderson(1)	1,013,284	285,129	–	–		1,298,413	93.73	p(2)	15.4.04 to	30.6.08 to
									12.4.08	12.4.15

Walker Boyd(1)	2,520,243	534,434	–	–		3,054,677	78.06	p(2)	10.4.02 to	30.6.08 to
									12.4.08	12.4.15

Terry Burman(1)	9,025,680	3,447,880	–	–		12,473,560	$1.76	(2)	15.4.04 to	31.1.07 to
									12.4.08	12.4.15

Mark Light(1)	1,190,548	407,888	–	(68,856	)(3)	1,529,580	$1.71	(2)	2.5.04 to	31.1.07 to
									12.4.08	12.4.15

James McAdam	880,332	–	–	(869,347	)(4)	10,985	86.25	p(2)	1.1.08	30.6.08

All options were granted to directors while they were directors apart from Messrs. Anderson and Light who were appointed on 6 April 2005 and 12 January 2006 respectively. The performance conditions are set out on pages 25-26.

(1)

The Remuneration Committee approved the grant of options to Terry Burman (400% of salary), Walker Boyd (120% of salary), Robert Anderson (80% of salary) and Mark Light (160% of salary) on 3 April 2006.

(2)	Weighted averages of the exercise prices per share for the options held at the year end.
(3)	Exercised on 14 September 2005 when the market price was 105.75p.
(4)	Exercised on 8 April 2005 when the market price was 112p.
The aggregate amount of gains made by directors on the exercise of options during the year amounted to £613,983 (2004/05: £4,051,882).

28	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

(b) Directors’ interests in LTIPsß

		Awards subject to performance conditions				Awards where the performance conditions have been satisfied(1)

	Date of award	Cash portion (grant value)	(2)	Option portion (number)	(2)	Cash portion (grant value)	(3)	Option portion (number)	(3)	Option portion (current value)	(4)	Cash and options total (current value)	(4)(5)	Cash and options total vested	(6)	Expiry of award or vested option
Director		£				£				£		£		£

Robert Anderson(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		53,975		25.4.12
2003/04 award(8)	30.4.03	–		–		–		–		–		–		–		–
2004/05 award(8)	5.4.04	73,750		65,556		–		–		–		142,092		–		–	(9)
2005/06 award	12.4.05	73,750		65,497		–		–		–		142,031		–		–	(9)

Awards at end of year		147,500		131,053		–		–		–		284,123		53,975
Walker Boyd(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		159,034		25.4.12
2003/04 award(8)	30.4.03	–		–		51,193		61,309		63,915		115,108		–		29.4.13
2004/05 award(8)	5.4.04	87,500		77,778		–		–		–		168,583		–		–	(9)
2005/06 award	12.4.05	87,500		77,709		–		–		–		168,511				–	(9)

Awards at end of year		175,000		155,487		51,193		61,309		63,915		452,202		159,034
Terry Burman(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		523,252		25.4.12
2003/04 award(8)	30.4.03	–		–		171,945		227,317		236,978		408,923		–		29.4.13
2004/05 award(8)	5.4.04	267,740		229,962		–		–		–		507,475		–		–	(9)
2005/06 award	12.4.05	267,740		222,459		–		–		–		499,654		–		–	(9)

Awards at end of year		535,480		452,421		171,945		227,317		236,978		1,416,052		523,252
Mark Light(7)
2002/03 award(8)	26.4.02	–		–		–		–		–		–		141,577		25.4.12
2003/04 award(8)	30.4.03	–		–		73,093		96,632		100,739		173,832		–		29.4.13
2004/05 award(8)	5.4.04	88,983		76,428		–		–		–		168,659		–		–	(9)
2005/06 award	12.4.05	88,983		73,934		–		–		–		166,059		–		–	(9)

Awards at end of year		177,966		150,362		73,093		96,632		100,739		508,550		141,577

All grants were made to directors while they were directors, apart from Messrs. Anderson and Light who were appointed on 6 April 2005 and 12 January 2006 respectively, and the performance conditions relating to the awards are set out on pages 25-26.

(1)

In respect of the 2003/04 awards the Group performance achieved was a three year compound annual growth in profit before tax of 8.3% per annum and a three year average ROCE of 24.8%. The US division performance achieved was a three year compound annual growth in operating profit of 13.0% and a three year average ROCE of 21.9%. This resulted in 64.2% of the award vesting for the Group Chief Executive, 58.6% for the Group Finance Director and 100% for the Chief Executive of the US division. The UK division experienced a fall in three year annual profit and therefore no award is payable to the Chief Executive of the UK division.

(2)

Assumes maximum performance conditions are satisfied and is calculated using salary at 27 February 2006 a share price at the time of grant in 2004 of 112.5p in 2005 of 112.6p and in the case of Terry Burman and Mark Light an exchange rate of $1.77.

(3)

Calculated using a salary for Messrs. Boyd and Burman at 27 February 2006 and Mark Light at 11 January 2006 prior to his appointment to the Board and a share price at the time of grant in 2003 of 83.5p. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.

(4)	Calculated using a share price as at 28 January 2006 of 104.25p.
(5)

Cash portion plus option portion value at 28 January 2006. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.

(6)

Vesting took place on 12 April 2005 and the cash portion was worth £28,000, £82,500, £237,593 and £64,286 respectively for Robert Anderson, Walker Boyd, Terry Burman and Mark Light. The option interest was over 23,140 shares for Robert Anderson, 68,182 shares for Walker Boyd, 254,485 shares for Terry Burman and 68,856 shares for Mark Light and are included in the table of directors’ interests in share options on page 28. The share price on the day of vesting was 112.25p. For Terry Burman and Mark Light an exchange rate of $1.89 was used.

(7)

The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 158% of salary at vesting), Mark Light (maximum of 100% of salary at vesting), Walker Boyd (maximum of 77.0% of salary at vesting) and Robert Anderson (maximum of 68.0% of salary at vesting) on 3 April 2006.

(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	29

Summary financial statement   (continued)

Summary directors’ remuneration report  (continued)

(c) Directors’ interests in sharesß

	Number of shares

Director	At start of year	At end of year	At 5 April 2006

Robert Anderson(1)	19,000	19,000	19,000
Robert Blanchard	6,360	10,010	10,010
Walker Boyd	452,495	452,495	452,495
Terry Burman	710,601	710,601	710,601
Dale Hilpert	20,000	20,000	20,000
Brook Land	25,000	25,000	25,000
Mark Light(2)	–	–	–
James McAdam(3)	261,088	261,088	261,088
Robert Walker	–	19,308	19,308
Russell Walls	4,000	10,000	10,000
Malcolm Williamson(4)	–	28,605	28,605

(1)	Appointed as a director 6 April 2005.
(2)	Appointed as a director 12 January 2006.
(3)

22,000 of those shares held were, at each date, held by Mr. McAdam’s wife in trust for their grandchildren and, while Mr. McAdam is taken to have an interest in them for Companies Act purposes, neither he nor his wife has a beneficial interest in them.

(4)	Appointed as a director 28 November 2005.

£37,500ß (2004/05: £35,200ß) in respect of Robert Anderson were paid by the Company to a funded unapproved retirement benefit scheme. Life assurance contributions for Robert Anderson totalled £737ß (2004/05: £858ß) and for Walker Boyd totalled £1,100ß (2004/05: £2,582ß).

Except as set out in tables (a), (b) and (c) above, or in the notes under those tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 5 April 2006 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 nor in any right to subscribe for shares in, or debentures of, the Company.

At 29 January 2005, 28 January 2006 and 5 April 2006, according to the register kept by the Company under section 325 of the Companies Act 1985, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c).

As explained on page 26 the value of the awards that vest under the 2000 LTIP depends upon the extent to which the performance conditions are met. The awards are also capped by reference to a percentage of the recipient’s base salary.

The Group operates the Signet Group Qualifying Employee Share Trust (“QUEST”) which is currently used in connection with the Sharesave Scheme and the Signet Group Employee Share Trusts (“ESOTs”). Robert Anderson, Walker Boyd, Terry Burman, Mark Light and James McAdam, at 29 January 2005, 28 January 2006 and 5 April 2006, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the QUEST and the ESOTs. The QUEST held nil shares on 29 January 2005 and nil on 28 January 2006 and is in the process of being removed from the register of companies. No director had been granted any specific interest in such shares other than options held by them under a savings related share option scheme.

The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

4. Share price
The middle market price of a Signet share on the London Stock Exchange was 104.25p on 28 January 2006 and was 109.75p on 29 January 2005. During the 52 weeks ended 28 January 2006, the middle market prices on the London Stock Exchange ranged between a low of 93.25p and a high of 117.75p. On 5 April 2006 the middle market closing price was 110.5p.

30	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

5. Total shareholder return (“TSR”)
The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 27 January 2001 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was

Five year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE 350 (ex inv) comparison based on 30 trading day average values

£200

£100

£50

£0

£150

£250

27 Jan
  2001

2 Feb
  2002

1 Feb
  2003

31 Jan
  2004

29 Jan
  2005

28 Jan
  2006

Signet Group plc

FTSE 350 (ex inv)

chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph below (right), is the Group’s performance compared to the FTSE general retail sector.

Five year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE general retailers index comparison based on 30 trading day average values

£200

£100

£50

£0

£150

£250

27 Jan
  2001

2 Feb
 2002

1 Feb
 2003

31 Jan
  2004

29 Jan
  2005

28 Jan
  2006

 Signet Group plc

FTSE general retailers

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	31

Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout this document. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period, earnings per share and net debt at constant exchange rates, is analysed below.

	2005/06 £m		2004/05 £m		Growth at actual exchange rates %	Impact of exchange rate movement £m		2004/05 at constant exchange rates (non-GAAP) £m		Growth at constant exchange rates (non-GAAP) %

Sales by origin and destination:
UK	469.6		507.7		(7.5)	–		507.7		(7.5)
US	1,282.7		1,107.8		15.8	36.9		1,144.7		12.1

	1,752.3		1,615.5		8.5	36.9		1,652.4		6.0

Operating profit:
UK – Trading	49.1		76.9		(36.2)	–		76.9		(36.2)
– Group central costs	(8.0)		(6.8)		n/a	–		(6.8)		n/a

	41.1		70.1		(41.4)	–		70.1		(41.4)
US	167.1		142.4		17.3	4.7		147.1		13.6

	208.2		212.5		(2.0)	4.7		217.2		(4.1)

Profit before tax	200.4		203.9		(1.7)	4.4		208.3		(3.8)

Profit for the financial period	130.8		134.8		(3.0)	2.9		137.7		(5.0)

Earnings per share	7.5	p	7.8	p	(3.8)	0.2	p	8.0	p	(6.3)

	28 January 2006 £m	29 January 2005 £m	Impact of exchange rate movement £m	At constant exchange rates (non-GAAP) £m

Net debt	(98.6)	(83.5)	(7.8)	(91.3)

32	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

Five year financial summary

	2005/06 £m		2004/05 £m		2003/04 £m	(1)	2002/03 £m	(1)	2001/02 £m	(1)(2)

Sales	1,752.3		1,615.5		1,605.5		1,598.5		1,570.1

Operating profit	208.2		212.5		203.1		193.9		177.9
Financing costs	(7.8)		(8.6)		(10.4)		(14.0)		(15.0)

Profit before tax	200.4		203.9		192.7		179.9		162.9
Taxation	(69.6)		(69.1)		(69.4)		(65.3)		(60.0)

Profit for the period	130.8		134.8		123.3		114.6		102.9

Earnings per share(3)	7.5	p	7.8	p	7.2	p	6.7	p	6.1	p
Dividend per share	3.300	p	3.000	p	2.501	p	2.110	p	1.789	p

Capital expenditure	75.9		70.5		50.9		49.5		59.8
Investment in fixed and working capital	136.7		152.1		97.7		105.0		113.2
Depreciation and amortisation	46.2		41.7		40.4		37.8		34.7
Net debt	98.6		83.5		79.9		140.1		201.7
Shareholders’ funds	878.9		771.7		700.2		646.8		650.9

Gearing(4)	11.2%		10.8%		11.4%		21.6%		30.9%
Return on capital employed(5)	22.4%		26.3%		25.7%		24.9%		23.4%

Number of store numbers at end of period:
US	1,221		1,156		1,103		1,050		1,025
UK	593		602		604		610		606
Percentage increase in like for like sales:
US	7%		6%		5%		5%		1%
UK	(8)%		3%		6%		5%		9%
Group	2%		5%		5%		5%		3%
Average sales per store (£’000s)(6):
US	1,072		976		1,028		1,074		1,116
UK	813		866		824		747		735
Number of employees (full-time equivalents)	15,652		15,145		14,502		14,160		13,525

(1)	Based on Historic UK GAAP, restated for IFRS, and not subject to audit.
(2)	53 week year. The impact of the additional week on sales was £22.4 million, operating profit £4.0 million, financing costs £0.4 million and profit before tax £3.6 million.
(3)	Profit attributable to shareholders divided by the weighted average number of shares in issue.
(4)	Net debt as a percentage of shareholders’ funds.
(5)	Operating profit divided by monthly average capital employed.
(6)	Including only stores operated for the full financial period.

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	33

Shareholder information

Substantial shareholdings notified to the Company at 5 April 2006

	Number of shares	Percentage of issued shares

The Capital Group Companies, Inc.(1)	208,012,849	11.96
Harris Associates L.P.	174,278,400	10.02
Lloyds TSB Group Plc	68,498,046	3.94
Sprucegrove Investment Management Ltd	53,930,237	3.10
Legal & General Investment Management Limited	53,017,838	3.05

(1)	Includes interest of Capital International Limited in 171,146,104 of such shares, notified on their behalf by the Capital Group Companies, Inc.

Estimated geographic breakdown of the management of shareholdings

US

25%

UK

54%

Europe

9%

Rest

of world

12%

Corporate website
Further information about the Group including the Annual and Interim Reports, public announcements and share price data is available in electronic format from the Group’s corporate website at www.signetgroupplc.com.

Corporate social responsibility
Signet is committed to managing the social, ethical and environmental risks and responsibilities facing the Group. In 2005/06 the focus was on establishing the Council for Responsible Jewellery Practices (an industry initiative dedicated to the promotion of responsible practices throughout the jewellery supply chain from mine to retail) (see www.signetgroupplc.com for details).

Unsolicited mail
As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
FREEPOST 22
London W1E 7EZ

Annual general meeting
The annual general meeting is to be held at 11.00 a.m. on 9 June 2006 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

34	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

UK shareholders
Enquiries concerning the following matters
should be addressed to:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Telephone (overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com
www.capitaregistrars.com

•	Dividend payments
•	Dividend mandate instructions
•	Dividend reinvestment plan
•	Loss of share certificates
•	Notification of change of address or name
•	Transfer of shares to another person
•	Amalgamation of shareholdings: if you receive more than one copy of the Annual Review, you may wish to amalgamate your accounts on the share register.

Registered office
15 Golden Square
London W1F 9JG
Telephone: 0870 909 0301

Group Company Secretary
Mark Jenkins
Telephone: 0870 909 0301
e-mail: mark.jenkins@signet.co.uk

Investor Relations Director
Timothy Jackson
Telephone: 0870 909 0301
e-mail: tim.jackson@signet.co.uk

US shareholders
The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign private issuers, and will file with the SEC its Annual Report on Form 20-F and other information as required. American Depositary Shares (“ADSs”) each representing 10 Ordinary Shares of the Company are listed on the New York Stock Exchange (NYSE) (symbol: SIG). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to an Amended and Restated Deposit Agreement, dated 23 September 2004, and made between the Company, Deutsche Bank Trust Company Americas, as depositary and the holders from time to time of the ADRs. Prior to 18 October 2004 the ratio of shares per ADS had been 30:1.

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential tax treatment. The legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this US legislation to their particular circumstances.

Any enquiries, including those to do with change of address, dividend payments or to obtain a full Annual Report & Accounts and Form 20-F in the US, should be addressed to:
Deutsche Bank Trust Company Americas
85 Challenger Road
Ridgefield Park
New Jersey 07660
USA
Telephone: toll-free from US: +1 866 249 2593
www.adr.db.com

Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006	35

Forward looking statements

The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review. All statements, other than statements of historical fact, included in this document are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and other factors” section of the Company’s Annual Report & Accounts for the year ended 28 January 2006. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Printed on Revive Special Silk, which comprises 30% de-inked post-consumer waste, 10% mill broke and 60% virgin fibre from sustainable, well-managed forests. All pulps used are Elemental Chlorine Free (ECF).

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36	Signet Group plc Annual Review and Summary Financial Statement year ended 28 January 2006

www.signetgroupplc.com